Filed by TPG Mortgage Investment Trust, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Cherry Hill Mortgage Investment Corporation
Commission File No. 001-36099

TPG MORTGAGE INVESTMENT TRUST, INC.
On August 10, 2026, TPG Mortgage Investment Trust, Inc. held its second quarter 2026 earnings call at 8:30 a.m. Eastern Time. A transcript of the earnings call can be found below:

Call Participants:
Jenny Neslin, General Counsel of TPG Mortgage Investment Trust Inc.
T. J. Durkin, Chief Executive Officer and President of TPG Mortgage Investment Trust Inc.
Nicholas Smith, Chief Investment Officer of TPG Mortgage Investment Trust Inc.
Anthony Rossiello, Chief Financial Officer of TPG Mortgage Investment Trust Inc.

Operator:
Good day, and thank you for standing by. Welcome to the TPG Mortgage Investment Trust, Inc. Second Quarter 2026 Earnings Conference Call. [Operator Instructions] Please be advised that today's conference is being recorded. I'd now like to turn the call over to Jenny Neslin, General Counsel for the company. Please go ahead.

Jenny Neslin:
Thank you. Good morning, everyone, and welcome to the Second Quarter 2026 Earnings Call for TPG Mortgage Investment Trust. With me on the call today are T.J. Durkin, our CEO and President; Nick Smith, our Chief Investment Officer; and Anthony Rossiello, our Chief Financial Officer. Before we begin, please note that the information discussed in today's call may contain forward-looking statements. Any forward-looking statements made during today's call are subject to certain risks and uncertainties, which are outlined in our SEC filings, including under the headings Cautionary Statement Regarding Forward-Looking Statements, Risk Factors and Management's Discussion and Analysis. The company's actual results may differ materially from these statements. We encourage you to read the disclosure regarding forward-looking statements contained in our SEC filings, including our most recently filed Form 10-K for the year ended December 31, 2025, and our subsequent reports filed from time to time with the SEC. Except as required by law, we are not obligated and do not intend to update or to review or revise any forward-looking statements, whether as a result of new information, future events or otherwise. During the call today, we will refer to certain non-GAAP financial measures. Please refer to our SEC filings for reconciliations to the most comparable GAAP measures. We will also reference the earnings presentation and the transaction presentation that were posted to our website this morning. To view the slide presentation, turn to our website, www.mitt.tpg.com, and click the link for the Q2 2026 earnings presentation or the transaction presentation as applicable on the home page. Again, welcome to the call, and thank you for joining us today. With that, I'd like to turn the call over to T.J.

T.J. Durkin:
Thank you, Jenny. Good morning, everyone. I'm very pleased to report another strong quarter for MITT, highlighted by second quarter earnings and the announcement of our definitive agreement to acquire Cherry Hill Mortgage Investment Corporation. We believe this transaction represents a transformational step forward for MITT. The combined scale will benefit from significantly enhanced scale, meaningful G&A synergies and a highly complementary portfolio mix that remains firmly centered on our core focus, the residential mortgage ecosystem. As a reminder, MITT has a proven track record of executing and creating value through strategic acquisitions, including the WMC transaction that closed in December 2023. Since that acquisition, MITT has dramatically outperformed its peers, increasing our dividend 5x for a cumulative growth of 33%, while delivering approximately 140% growth in our quarterly EAD. With the addition of Cherry Hill, the combined company's market capitalization will increase by approximately 36%, materially improving stock liquidity and trading volumes while creating an equity capital base of approximately $750 million. This greater scale will position us to compete more effectively, operate more efficiently and create stronger long-term earnings power for our shareholders. We are also pleased that MITT's manager, TPG, is making a direct cash contribution of approximately $20 million alongside approximately $15 million from MITT's balance sheet, creating an attractive cash to stock consideration mix of approximately 30%. We believe this differentiates the transaction from a traditional REIT acquisition and meaningfully enhances the value proposition for both Cherry Hill and MITT shareholders. Cherry Hill shareholders will also gain access to the full breadth of TPG's platform, capabilities, relationships and operating expertise. In addition, we believe the combination will generate substantial G&A efficiencies with expected annual cost synergies in the range of approximately $7 million to $9 million, further supporting earnings growth and returns over time. We expect to close the strategic acquisition in the fourth quarter. Turning back to the second quarter, the market navigated a challenging interest rate environment driven by renewed inflation concerns and continued uncertainty around Federal Reserve policy. Despite this backdrop, MITT delivered another quarter of stable performance and disciplined execution. Book value increased from $9.97 to $10 per share during the quarter as we maintained a disciplined leverage profile and continued rotating capital into higher returning residential credit strategies. At the same time, Arc Home continued to scale meaningfully with funding volumes reaching multiyear highs. These initiatives helped generate EAD of $0.24 per share for the quarter, fully covering our recently declared dividend of $0.24. Notably, our company has continued to demonstrate earnings growth over the past year despite the ongoing headwind of having a legacy commercial loan exposure on nonaccrual status, which leaves room for significant upside as we continue to wind down this exposure. On the topic of our legacy commercial loans, as we discussed last quarter, the sale process for our retail exposure is progressing well. A buyer has been selected, and we currently expect the transaction to close by year-end. Within the hospitality portfolio, we remain on track to resolve 2 of our remaining exposures by the end of the third quarter. More importantly, we expect all 3 of these resolutions to occur in line with our current carrying values. These resolutions are important catalysts for MITT. As capital from these legacy positions is redeployed into our core residential strategies, we expect it to contribute approximately $0.05 of incremental EAD in the short term. Looking ahead, the remaining 2 hospitality assets are actively being repositioned under new management, and we expect to begin remarketing those assets next year. The eventual recycling of that capital is expected to provide an additional annual EAD benefit in excess of $0.15 per share. So combined, that's $0.20 in aggregate incremental EAD per annum. All in all, we believe MITT is entering a new phase for growth. We have consistently executed on the objectives we laid out over the last several years, strengthening the platform, improving earnings power and positioning the company for higher and more durable returns. As we look towards closing out 2026, we believe we have a clear line of sight to stronger ROEs, higher EAD and continued dividend growth. We have already raised the dividend in 4 of the last 7 quarters, reflecting the momentum we are building and the confidence we have in the trajectory of the business. We remain excited about the opportunities ahead and look forward to continuing to share our progress in the quarters to come. With that, I'll turn the call over to Nick.

Nicholas Smith:
Thanks, T.J., and thank you, everyone, for joining us today. The company remains active, rotating excess capital into home equity and non-agency credit, where we continue to see attractive risk-adjusted returns and strong demand across the capital stack. MITT is well positioned to continue to benefit from the growth of the non-agency residential mortgage market. As stated previously, home equity remains core to our strategy, and we believe this segment will provide the company with compelling opportunities as this residential housing segment's growth accelerates. It is worth noting that while year-over-year non-agency issuance has increased nearly 50%, the home equity segment has seen annualized growth of almost 150%. We expect our early mover advantage and continued market leadership to pay dividends well into the future as our partnerships deepen with the growth of the overall market. This quarter, the company successfully issued 2 securitizations with an aggregate balance of over $750 million. In the third quarter, we expect to issue over $1.25 billion across 3 home equity securitizations, building on partnerships with leading home equity originators. We expect to be able to continue this growth while maintaining a disciplined leverage profile as demonstrated by the modest increase in leverage quarter-over-quarter of just 0.1 turns, bringing the company's economic leverage to just 1.8 turns. Importantly, at these current levels, we have plenty of dry powder to continue to grow our asset base by using a combination of liquidity on hand or untapped financing, which we expect to be an important driver of additional earnings power. On Page 6, we highlight the second quarter's performance. This quarter, there were modest net mark-to-market gains on our investment and hedge portfolio despite the bear flattener and meaningfully higher nominal yields. Despite a challenging origination backdrop at Arc Home was able to distribute $6.6 million in excess capital to MITT during the quarter while growing origination volumes and making early progress on newly launched home equity offerings. This, combined with the previously mentioned capital rotation, drove the company's earnings power. Following T.J.'s remarks regarding the status of resolving the legacy commercial portfolio, we look forward to quickly rotating that capital into attractive opportunities within our core strategy to drive meaningfully accretion to EAD. To reiterate T.J.'s remarks, we see approximately $0.20 annual EAD pickup in aggregate with this improvement beginning in the third quarter and accelerating through 2027. Before handing off the call to Anthony, I'd like to comment briefly on MITT's strategic acquisition of Cherry Hill Mortgage Investment Corporation. As T.J. noted, this is a highly complementary portfolio. Cherry Hill's mortgage servicing rights will provide MITT with a new revenue stream that delivers additional diversification to the existing portfolio. We are confident that this is another segment of the broader residential mortgage ecosystem that MITT is well suited to leverage in the future to generate attractive risk-adjusted returns and importantly, will contribute to earnings immediately. Additionally, we believe that the combined balance sheet will provide opportunity to free additional capital through opportunistic sales and additional leverage capacity. Over to you, Anthony.

Anthony Rossiello:
Thank you, Nick, and good morning, everyone. During the second quarter, we continued rotating capital into home equity loans and non-agency securitizations, successfully executing 2 cosponsored deals. We also gained significant momentum toward resolving certain of our legacy WMC commercial loans and delivered continued strength in earnings available for distribution or EAD. During the quarter, book value increased 0.3% to $10 per share, generating 2.7% economic return, inclusive of our $0.24 dividend. GAAP net income was approximately $9.1 million or $0.29 per share. Net income during the quarter was driven by durable EAD across our investment portfolio and Arc Home, hedge adjusted gains on residential investments and unrealized gains on legacy W&C commercial loans, supported by $3.5 million of payments received, which reduced our cost basis and were used to continue delevering these investments. Our investment portfolio continued to generate high-teen ROEs while expenses remain controlled. We recognized EAD of $0.24 per share, fully covering our dividend. Net interest income, inclusive of our hedge portfolio was $0.65 per share, exceeding $0.45 of expenses and preferred dividends to generate net earnings of $0.20 per share. Arc Home contributed an additional $0.04 per share to EAD, consistent with last quarter and driven by origination volume growth. Our investment portfolio stood at $7.7 billion, primarily allocated across high-quality agency-eligible non-QM and home equity loans. While headline assets declined from $8.1 billion in Q1 due to securitized loan paydowns, our Q2 securitizations deployed capital into unconsolidated non-Agency RMBS rather than consolidated loans. During the quarter, we purchased an additional $70 million of HELOCs ahead of a planned Q3 securitization and acquired $38 million of non-Agency RMBS through executing 2 partnership deals without incurring warehouse financing risk. Looking ahead, resolving nonaccrual commercial loans unlocks roughly $30 million of capital for reinvestment into higher-yielding residential investments, further enhancing shareholder returns in 2027. Rounding out a strong quarter, we're excited to execute on our strategic acquisition of Cherry Hill, delivering immediate and long-term benefits to shareholders of both companies. The transaction is expected to drive EAD accretion in 2027 by acquiring a portfolio generating attractive equity returns while realizing significant operating synergies upon combining the platforms. Cherry Hill's Agency RMBS and low WAC MSR portfolios bring durable, predictable cash flows that complement our residential loan strategy, strengthen our net interest margin and provide strong support for our dividend.

Importantly, this transaction achieves scale through permanent capital without adding unsecuritized debt, supported by a significant contribution from TPG and an amended manager incentive fee structure that aligns interest with shareholders and TPG's commitment to growth in MITT's pure-play residential strategy. Upon combination, pro forma economic leverage will settle at approximately 2.9 turns, derisking Cherry Hill's historical profile while maintaining our conservative balance sheet relative to peers. As we ended the quarter with $112 million of liquidity, funding this $15 million of cash consideration leaves us with ample post-close flexibility to capitalize on a larger, more liquid platform. I'll now turn the call back to T.J. for closing remarks.

T.J. Durkin:
Thank you, Anthony. I'd like to close by addressing Cherry Hill shareholders. We hope you agree that this pending transaction is compelling and should deliver long-term value for you. We look forward to welcoming you to our combined company, and we sincerely hope your ownership continues. And with that, we'll open up the line for questions. Operator?

Operator:
[Operator Instructions] I'm showing no questions at this time. I'll now turn the program back to our presenters. Apologies. We do have a question. We'll take our first question from Bose George with KBW.

QUESTION AND ANSWER SECTION

Bose George, Analyst, KBW:
Actually, first on the acquisition. Is the plan to maintain that portfolio, both the MSR and the agencies as is? Or any thoughts on how that might look as a combined company?

Nicholas Smith:
Bose, this is Nick. Thanks for the question. So the -- similar to all of our strategies, we will optimize over time. There is an expectation that there are portions of the portfolio that will be retained and others that will be rotated not dissimilar to our current strategies.

Bose George, Analyst, KBW:
Okay. Great. And then actually in terms of the mix of the different assets, leaving aside the acquisition, what -- like how do you see that evolving? Do you see home equity as being a potentially much larger piece? Or just how do those pieces potentially look a year out from now?

Nicholas Smith:
Yes. The expectation is from the prepared remarks that home equity will continue to accelerate. We just currently see one a competitive advantage and more relative value there. So I would expect that to continue to grow.

Bose George, Analyst, KBW:
Okay. And the returns there remain -- have they remained fairly stable? It seems like there's a lot of activity in that space, a lot of production, but the returns are relatively stable?

T.J. Durkin:
Yes. Look, I mean, generally, the market has gotten more competitive in non-agencies broadly. This segment itself is not isolated from that, but we do believe it is generally more isolated than other segments for various reasons. And it's our view that we have a strong competitive advantage to drive higher returns there relative to other segments.

Operator:
I'm showing no additional questions at this time. I'll now turn the program back to our presenters for any additional or closing remarks.

Jenny Neslin, General Counsel, TPG Mortgage Investment Trust Inc.:
Thank you, everyone, for joining, and we look forward to speaking with you again next quarter. Have a great day.

Operator:
Thank you. This brings us to the end of today's meeting. We appreciate your time and participation. You may now disconnect.

Important Additional Information and Where to Find It

In connection with the proposed Merger, MITT expects to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus of MITT and a joint proxy statement of MITT and CHMI (the “joint proxy statement/prospectus”). The joint proxy statement/prospectus will contain important information about MITT, CHMI, the proposed Merger and related matters. MITT and CHMI also expect to file with the SEC other documents regarding the Merger. The Merger will be submitted to the stockholders of CHMI for their consideration. Issuance of MITT stock in the Merger will be submitted to the stockholders of MITT for their consideration. The definitive joint proxy statement/prospectus will be sent to the stockholders of MITT and CHMI, and will contain important information about MITT, CHMI, the proposed Merger and related matters. This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer statement, prospectus or other document MITT or CHMI may file with the SEC in connection with the proposed Merger and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY MITT AND CHMI WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MITT, CHMI AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by MITT with the SEC are also available free of charge on MITT’s website at www.mitt.tpg.com. Copies of the documents filed by CHMI with the SEC are also available free of charge on CHMI’s website at www.chmireit.com.

Participants in the Solicitation Relating to the Merger

MITT, CHMI and certain of their respective directors and executive officers and certain other affiliates of MITT and CHMI may be deemed to be participants in the solicitation of proxies from the common stockholders of CHMI and MITT in respect of the proposed Merger. Information regarding CHMI and its directors and executive officers and their ownership of common stock of CHMI can be found in CHMI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 5, 2026, and in its definitive proxy statement relating to its 2026 annual meeting of stockholders, filed with the SEC on April 21, 2026. Information regarding MITT and its directors and executive officers and their ownership of common stock of MITT can be found in MITT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 25, 2026, and in its definitive proxy statement relating to its 2026 annual meeting of stockholders, filed with the SEC on March 16, 2026. Additional information regarding the interests of such participants in the Merger will be included in the joint proxy statement/prospectus and other relevant documents relating to the proposed Merger when they are filed with the SEC. These documents are available free of charge on the SEC’s website and from MITT or CHMI, as applicable, using the sources indicated above.

No Offer or Solicitation

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). This communication may be deemed to be solicitation material in respect of the proposed Merger.

Forward-Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, as amended. MITT and CHMI intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding MITT and CHMI include, but are not limited to, statements related to the proposed Merger, including the anticipated timing, benefits and financial and operational impact thereof; other statements of management’s belief, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: MITT’s and CHMI’s ability to complete the proposed Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approval from CHMI’s and MITT’s respective stockholders and satisfaction of other closing conditions to consummate the proposed Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; risks related to diverting the attention of MITT and CHMI management from ongoing business operations; failure to realize the expected benefits of the proposed Merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of stockholder litigation in connection with the proposed Merger, including resulting expense or delay; the risk that MITT’s and CHMI’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; and effects relating to the announcement of the proposed Merger or any further announcements or the consummation of the proposed Merger on the market price of MITT’s or CHMI’s common stock. Additional risks and uncertainties related to MITT’s and CHMI’s business are included under the headings “Forward-Looking Statements” and “Risk Factors” in MITT’s and CHMI’s Annual Report on Form 10-K for the year ended December 31, 2025, and in other reports and documents filed by either company with the SEC from time to time. Moreover, other risks and uncertainties of which MITT or CHMI are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by MITT or CHMI on their respective websites or otherwise. Neither MITT nor CHMI undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.